UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

September 17, 2020

Commission File Number: 001-32403

TURQUOISE HILL RESOURCES LTD.

(Translation of Registrant’s Name into English)

Suite 3680 – 1 PLACE VILLE MARIE, MONTREAL, QUEBEC, CANADA H3B 3P2

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F-  ☐                Form 40-F-  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURQUOISE HILL RESOURCES LTD.

Date: September 17, 2020	By:	/s/ Dustin S. Isaacs
Dustin S. Isaacs
Corporate Secretary

EXHIBIT INDEX

99.1	Material Change Report, dated September 17, 2020